Exhibit 12

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Thousands of Dollars)
Income From Continuing Operations Before Income Taxes	$67,856	205,406	204,714	178,158	131,636	121,825
Fixed Charges From Below	87,303	122,851	126,766	131,486	129,948	111,589

Total Earnings	$155,159	328,257	331,480	309,644	261,584	233,414

Fixed Charges:
Interest Expense	$75,353	107,992	110,413	110,240	103,389	90,257
Capitalized Interest	4,250	3,699	3,059	9,097	11,816	6,184
Interest On Certain Long-Term Power Contracts	4,582	6,643	8,764	8,068	10,038	10,010
Estimated Interest Factor In Rental Expense	3,118	4,517	4,530	4,081	4,705	5,138

Total Fixed Charges	$87,303	122,851	126,766	131,486	129,948	111,589

Ratio Of Earnings To Fixed Charges	1.78	2.67	2.61	2.35	2.01	2.09